July 29, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention:	Dominic Minore, Esq.
Richard Pfordte, Esq.
Re:	Highland Credit Strategies Fund (the “Trust”) Pre-Effective Amendment No. 3 to Registration Statement on Form N-2 File Nos. 333-173004 and 811-21869
Dear Mr. Minore:
On July 26, 2011, you provided, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Trust’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on July 15, 2011 (File Nos. 333-173004 and 811-21869) (the “Registration Statement”).
Please find below the Trust’s responses to the Staff’s comments. For your convenience and in order to expedite the Staff’s review of the Trust’s responses to the Staff’s comments, the Trust is supplementally providing to the Staff a copy of relevant portions of the Registration Statement, which have been marked to indicate the changes from Pre-Effective Amendment No. 2 to the Registration Statement as filed on July 15, 2011. We have set forth our responses below, and are filing Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these comments (as applicable), simultaneously with this letter.
For reference purposes, the comments provided during our July 26, 2011 telephone conversation are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Trust are shown below such comments. References to page numbers are to the page numbers of Amendment No. 3.

Prospectus
1.	Outside Front Cover Page — Please clarify that the Trust’s 80% test does not include investments in equity securities.

RESPONSE TO COMMENT 1

Please see pages 2, 9, and 40 of Amendment No. 3.

2.	Outside Front Cover Page — In the third to last sentence of the second paragraph on page 2, please provide information detailing the breakdown of the Trust’s securities holdings, as of a more recent date than February 28, 2011.

RESPONSE TO COMMENT 2

Please see pages 2, 9, and 41 of Amendment No. 3.

3.	Summary of Trust Fees and Expenses — In the column heading to the Annual Expenses table, please revise the parenthetical to state “Includes Leverage Through Borrowings” or similar language to avoid the implication that the Trust does not use leverage.

RESPONSE TO COMMENT 3

Please see page 37 of Amendment No. 3.

4.	Summary of Trust Fees and Expenses — In footnote 5 to the Annual Expenses table, please update the parenthetical describing the leverage computation to reflect the correct level of leverage, and also correct the base management fee amount to reflect the contractual management fee rate.

RESPONSE TO COMMENT 4

Please see page 37 of Amendment No. 3.

5.	Certain Legal Proceedings — In the disclosure regarding the WaveDivision Holdings, LLC litigation relating to the Trust’s investment in Broadstripe LLC, please clarify in the penultimate sentence why the Investment Adviser believes that the Trust would not be responsible for any share of potential liability in the case, and confirm whether the Investment Adviser is entitled to indemnification or contribution from the Trust in the event of any such liability.

RESPONSE TO COMMENT 5

Please see page 77 of Amendment No. 3.

6.	Certain Legal Proceedings —In the last sentence of the paragraph describing the bankruptcy-related litigation relating to the Trust’s investment in Broadstripe LLC, disclose the total amount of the Trust’s investment in Millennium.

RESPONSE TO COMMENT 6

Please see page 77 of Amendment No. 3.

7.	Anti-Takeover Provisions in the Agreement and Declaration of Trust — In the last sentence of the last paragraph of this section, clarify whether the material provisions of the Trust’s Agreement and Declaration of Trust are summarized in the Prospectus or the Statement of Additional Information. If necessary, expand the disclosure to ensure that all material provisions are, in fact, summarized therein.

RESPONSE TO COMMENT 7

Please see page 87 of Amendment No. 3.

8.	Forms of Prospectus Supplement — In the “Summary of Trust Fees and Expenses” section of each form of prospectus supplement, please remove the word “Trust” from the second line in the Shareholder Transaction Expenses table to clarify that such fees and expenses are ultimately borne by the holders of common shares.

RESPONSE TO COMMENT 8

Please see pages S-5 and R-6 of Amendment No. 3.

9.	Forms of Prospectus Supplement — In the “Use of Proceeds” section of each form of prospectus supplement, please clarify that the Trust does not plan to increase the amount of leverage outstanding by issuing debt securities or preferred shares in the twelve months following an offering. Alternatively, if the Trust does plan to increase its leverage in this way in the twelve months following an offering, please add a line item to the fee table to account for such expenses.

RESPONSE TO COMMENT 9

Please see pages S-7 and R-8 of Amendment No. 3.

10.	Form of Prospectus Supplement — In the “Special Characteristics and Risks of the Rights Offering” section of the form of prospectus supplement relating to a rights offering, under the “Leverage” heading, please clarify that the expected decrease in the Trust’s leverage following the completion of an offering may only be a temporary reduction.

RESPONSE TO COMMENT 10

Please see page R-9 of Amendment No. 3.

11.	Form of Prospectus Supplement — In the “Special Characteristics and Risks of the Rights Offering” section of the form of prospectus supplement relating to a rights offering, please disclose that all expenses relating to a rights offering will be borne by existing Trust shareholders, whether or not such shareholders participate in the rights offering.

RESPONSE TO COMMENT 11

Please see page R-9 of Amendment No. 3.
Part C: Other Information
12.	Item 34 Undertakings — Please add a new undertaking that the Trust will file a post-effective amendment under Section 8(c) of the Securities Act of 1933 in connection with any one or more offerings of the Registrant’s common shares (including rights to purchase the common shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share.

RESPONSE TO COMMENT 12

Please see page 6 of Part C of Amendment No. 3.
Exhibit (l): Opinion and Consent of Special Delaware Counsel to the Trust
13.	Exhibit (l) —Please supplementally confirm that the Trust will file a firm opinion and consent of counsel with respect to each take-down offering, and that such opinion will remove the assumptions relating to due authorization of the securities.

RESPONSE TO COMMENT 13

The Trust supplementally confirms that it will undertake to file an updated Opinion and Consent of Counsel prior to the closing of each offering pursuant to the Registration Statement. Such Opinion and Consent of Counsel will remove the assumptions regarding due authorization of the securities, and will be filed via EDGAR as an automatically effective post-effective amendment prior to the time at which investors would be obligated to make a final decision to proceed with a purchase under the offering.

14.	Exhibit (l) — Opinion and Consent of Special Delaware Counsel to the Trust —On page three of the opinion, please clarify that, in addition to law of the state of Delaware, the opinion is also made with regard to reported judicial decisions interpreting the law of the state of Delaware.

RESPONSE TO COMMENT 14

Please see page 3 of Exhibit (l) to Amendment No. 3.

15.	Exhibit (l) — Opinion and Consent of Special Delaware Counsel to the Trust —In the “Description of Capital Structure” section of the Prospectus, please include the disclosure regarding Section 3.8 of the Trust’s Agreement and Declaration of Trust that currently appears in the paragraph numbered one on page four of the Opinion of Counsel. Please also consider describing any tax consequences that may result from the Trustees’ exercise of power pursuant to this provision in the Agreement and Declaration of Trust.

RESPONSE TO COMMENT 15

Please see page 82 of Amendment No. 3.
*       *       *

     The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at 617-951-7166. Thank you for your assistance.

Very truly yours,

/s/ Laurel C. Neale

Laurel C. Neale
cc:	Gregory D. Sheehan Michael G. Doherty Brian Mitts